  As filed with the Securities and Exchange Commission on June 12, 2020

Registration  No. 333-238987
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 1
 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HIREQUEST, INC.
(Exact name of registrant as specified in its Charter)

Delaware	7363	91-2079472
(State of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. employer identification no.)
111 Springhall Drive, Goose Creek, SC 29445, (843) 723-7400
(Address, including zip code, and telephone number, including area code,of registrant’s principal executive offices)

John D. McAnnar
General Counsel
HireQuest, Inc.
111 Springhall Drive
Goose Creek, SC 29445
(843) 723-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Roland S. Chase
Zachary W. Watt
Hill Ward Henderson
101 E. Kennedy Blvd., Suite 3700
Tampa, Florida 33602
(813) 221-3900

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and the list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.  Large accelerated filer ☐;  Accelerated filer ☐;  Non-accelerated filer ☑;  Smaller reporting company ☑;  Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	9,939,668	$6.15	$61,128,958	$7,935

(1) All shares registered pursuant to this registration statement are to be offered for resale by the selling stockholders named herein. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered in this registration statement as a result of any stock splits, stock dividends or other similar event.

(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(a) under the Securities Act. Represents an aggregate of 9,939,668 shares of common stock at the assumed price of $6.15 per share, the last reported sale price of the common stock as reported on the Nasdaq Stock Market on June 3, 2020.

(3) Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED JUNE 12, 2020

PRELIMINARY PROSPECTUS

9,939,668 Shares

HireQuest, Inc.

Common Stock

The selling stockholders identified in this prospectus may offer, from time to time, up to 9,939,668 shares of our common stock, par value $0.001 per share (“common stock”). The selling stockholders received the common stock as consideration for the merger that occurred between Command Center, Inc. and Hire Quest Holdings, LLC, which was completed on July 15, 2019 (the “Merger”). We will not receive any of the proceeds from the sale of shares of our common stock by any of the selling stockholders.

Our common stock is listed on the NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “HQI.” On June 3, 2020, the closing price of our common stock as reported on NASDAQ was $6.15 per share.

The selling stockholders may offer the shares in amounts, at prices and on terms determined by market conditions at the time of the offering. The selling stockholders may sell shares through agents they select or through underwriters or dealers they select. The selling stockholders also may sell shares directly to investors. If the selling stockholders use agents, underwriters, or dealers to sell the shares, we will name them and describe their compensation in a prospectus supplement. For additional information regarding the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus.

We may supplement this prospectus from time to time by filing supplements as required. You should read this prospectus and any applicable prospectus supplement carefully before you invest.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 5 of this prospectus and in the documents incorporated by reference into this prospectus for a discussion of risks that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is               , 2020

You should rely only on the information contained in this prospectus, any prospectus supplement and any free-writing prospectus that we authorize to be distributed to you. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from or in addition to that contained in this prospectus, any prospectus supplement or any related free-writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell, and are seeking offers to buy, the securities offered by this prospectus only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial conditions, results of operations and prospects may have changed since that date. You should read and consider this prospectus along with any prospectus supplements and the related exhibits, together with the information in the documents to which we have referred you under the caption “Where You Can Find More Information” and “Incorporation of Certain Information By Reference” in this prospectus before making your investment decision.

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference into this prospectus from our filings with the Securities and Exchange Commission, or SEC, listed in the section of the prospectus entitled “Incorporation of Certain Information by Reference.” This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus, including any amendment or supplement, carefully before making an investment decision, including the “Risk Factors” section and our historical financial statements and the notes to our historical financial statements incorporated herein by reference.

Overview

HireQuest, Inc. is a Delaware corporation originally organized in Washington as Command Staffing, LLC in 2002.  In 2005, Temporary Financial Services, Inc., a public company, acquired the assets of Command Staffing, LLC, and the combined entity changed its name to Command Center, Inc. (“Command Center”).

On July 15, 2019, Command Center completed its acquisition of Hire Quest Holdings, LLC, a Florida limited liability company (“Hire Quest”), in accordance with the terms of the Agreement and Plan of Merger dated April 8, 2019 (the “Merger Agreement”) among Command Center, CCNI One, Inc., a wholly-owned subsidiary of Command Center (“Merger Sub 1”), Command Florida, LLC, a wholly-owned subsidiary of Command Center (“Merger Sub 2”), Hire Quest, and solely for purposes of Sections 5.20(c), 5.20(e) and 5.23 of the Merger Agreement, Richard Hermanns as the representative of the members. In accordance with the Merger Agreement, (i) Merger Sub 1 was merged with and into Hire Quest (the “First Merger”), with Hire Quest being the surviving entity (the “First Surviving Company”), and (ii) immediately following the First Merger, the First Surviving Company was merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub 2 being the surviving entity (the “Surviving Company”). On September 11, 2019, Command Center reincorporated in Delaware and changed its name to Hire Quest, Inc. Unless the context otherwise requires, in this prospectus, references to the “Company,” “we,” “us,” and “our” refer to HireQuest, Inc. We refer to Hire Quest collectively with its wholly-owned subsidiary, Hire Quest, LLC, as “Legacy HQ.”

Upon the closing of the Merger, all of the ownership interests in Hire Quest were converted into the right to receive an aggregate of 68% of the shares of the Company’s common stock outstanding immediately after the effective time of the Merger. Pursuant to the Merger Agreement, the Hire Quest owners were issued an aggregate of 9,939,668 unregistered shares of Company stock as Merger consideration. These shares are being offered for resale by the selling stockholders through this prospectus.

Our common stock trades on the NASDAQ Stock Market under the symbol “HQI.” Command Center previously traded on the NASDAQ Stock Market under the symbol “CCNI.” More information about us may be found at www.hirequest.com. The information on our website is not incorporated by reference in this prospectus.

Our Business

We are a nationwide franchisor of temporary staffing offices providing on-demand labor solutions primarily in the light industrial and blue-collar segments of the staffing industry. We provide our customers with seamless access to a contingent workforce whenever they need it. Our daily dispatch model, in which we match temporary employees with openings every day, allows us to be responsive to our customers’ dynamic needs. Our flexible staffing solutions permit our customers to focus on their underlying operations and to expand or contract their workforce quickly to meet fluctuating demands. We assist our employees in arranging transportation amongst themselves to ensure timely arrival of the right number of employees at the scheduled starting time. In addition, we pay our employees daily which attracts workers who cannot wait up to three weeks for their first paycheck under a traditional model.

Our franchisees operate through one of our two owned brands: HireQuest Direct and HireQuest. HireQuest Direct, which represents the great majority of our franchises, focuses on daily-work-daily-pay jobs in the construction and light industrial segments. HireQuest focuses on longer-term staffing positions in the light industrial and administrative arenas.

Our differentiated services are driven by two key elements:

Local ownership and dedicated responsiveness. Our offices are franchisee-owned. We believe that ownership at the local level – where the vast majority of customer communication occurs – allows our organization to be agile and responsive to customer needs. Since our franchisees have personal financial stakes directly tied to the success of their offices, our customers interface with owners who are incentivized to deliver excellent customer service and resolve issues efficiently. Responsiveness promotes customer retention. Each franchisee is incentivized to acquire new business to help grow his or her personal income.

Direct dispatch from our offices. The majority of our employees are dispatched from our offices every day. This allows our franchisees and their staff to qualify the employees for work, provide them with any necessary personal protective equipment, assist our employees in arranging transportation amongst themselves, and ensure we deliver the right number of qualified individuals at the right time. We believe that employee dispatch from franchise offices increases consistency as our employees are sent to a particular jobsite without having to rely on potentially less reliable means of verification, such as telephone calls. Once we and our customers have developed a rapport with particular employees, we will sometimes dispatch these employees directly to a customer location.

We attribute our success to the following strengths:

Nationwide footprint with differentiated business model. We believe we are one of the largest providers of on-demand temporary staffing solutions in the light industrial and blue-collar segments of the staffing industry measured by number of office locations. Our nationwide footprint allows us to compete for national account relationships when our competitors that are local or regional operators are simply too small. Our size also allows us to obtain favorable terms on our workers’ compensation insurance program. Our franchise model has many advantages as well. Most of our competitors utilize a company-owned office model in which the management of day-to-day interactions with customers is handled by individuals who do not have the incentives to succeed that comes only from ownership. On the other hand, our offices are owned and operated by franchisees whose personal financial success is directly tied to the success or failure of their local franchised office. The company-owned model typically requires significant investment in middle management. We largely avoid this expense because our franchisees are independent business owners responsible for their own financial well-being.

A franchise system with expansion capabilities. We incentivize our franchisees to expand their own businesses through our Franchise Expansion Incentive Program. Under this program, we offer assistance overcoming the startup costs of an office in a new metropolitan area by providing our existing franchisees with credits on the royalty fees they pay in their existing offices. Under certain circumstances, we will provide assistance in acquisition funding or financing. In addition, our Risk Management Incentive Program allows us to reward franchisees who are successful in keeping their workers' compensation loss ratios below certain thresholds by paying to franchisees an amount equivalent to a portion of their premiums. We believe that this incentivizes our franchisees to encourage workplace safety and provides successful franchisees with capital to reinvest in or expand their businesses.

Responsible capital allocation with very little debt. As of March 31, 2020, we were debt free. Financing our day-to-day needs with cash produced from operations allows us to continue building cash reserves which we can use, in addition to our line of credit with Truist Bank, to finance significant transactions such as major reinvestments in our business, strategic acquisitions, share buybacks, or stockholder dividends, depending on the opportunities that present themselves. Compared to company-owned offices, our franchise model allows us to employ relatively fewer full-time staff at our corporate headquarters decreasing the working capital needed for operations.

We believe there are opportunities to grow our business and brand. While the onset of COVID-19 has made the economic future unpredictable, we believe the following to be key components of our growth strategy:

Continue to grow the number of offices our franchisees operate. We believe attractive returns at the franchisee level should allow us to continue to attract new franchisees and encourage our existing franchisees to open new offices. In addition, we encourage our existing franchisees to explore new potential markets through our Franchise Expansion Incentive Program. When combined with the back-office support that we provide franchisees, we believe we are poised to expand into unserved or underserved markets like the Upper Midwestern United States.

Capitalize on our national footprint to grow same store and system-wide sales. We anticipate that our enhanced scale combined with our royalty business model will contribute to growth in our access to and profitability from national accounts. Traditionally, these larger national accounts have the leverage to impose lower margins on their temporary staffing providers. Our royalty-driven business model, in which we earn a percentage of gross billings or payroll funded regardless of margins, partially insulates stockholders from margin volatility inherent in the ownership of the traditional company-owned model for temporary staffing (although royalty revenue from our HireQuest business line depends in part on the gross margin of the franchisee). In addition, we have a strategic relationship with Dock Square HQ, LLC, an entity with connections at many of the largest users of temporary staffing in the country, which increases the prospects of introduction to the decision makers at these traditionally harder-to-reach potential customers.

Increase our brand awareness. As we continue to develop new markets and to serve our existing markets, we expect our brand to become more recognizable and a greater asset to us in driving repeat customers, encouraging customers to expand their use of our services across multiple markets, and increasing new customer development.

Address and Telephone Number

Our principal executive offices are located at 111 Springhall Drive, Goose Creek, South Carolina 29445. We may also be reached by telephone at (843) 723-7400.

The Offering

Common stock to be offered by the Selling Stockholders	9,939,668 shares of common stock

Common stock outstanding prior to this offering(1)	13,545,123 shares of common stock

Common stock to be outstanding after this offering(1)	13,545,123 shares of common stock

Use of proceeds	We will not receive any of the proceeds from any sale of common stock by the selling stockholders.

Risk factors
Investing in our shares of common stock involves a high degree of risk. You should read the “Risk Factors” section beginning on page 5 of this prospectus for a discussion of factors to consider before deciding to invest in the common stock.

NASDAQ Symbol	HQI

1. The number of shares of common stock outstanding prior to and to be outstanding after this offering is based on the number of shares outstanding as of June 3, 2020, and includes or excludes the following as of such date:

    ● Includes 262,900 shares of common stock subject to forfeiture pursuant to outstanding non-vested restricted stock grants as of June 3, 2020;

    ● Excludes 29,165 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $7.20 per share as of June 3, 2020; and

    ● Excludes 153,323 shares of common stock as of June 3, 2020 reserved for future issuance pursuant to our 2016 Stock Incentive Plan. Also excludes 1,500,000 shares of common stock as of June 3, 2020 reserved for issuance pursuant to our 2019 Equity Incentive Plan which remains subject to stockholder approval.

RISK FACTORS

Before deciding to invest in our securities, you should consider carefully the following discussion of risks and uncertainties affecting us and our securities, together with other information in this prospectus or any prospectus supplement, the other information and documents incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as well as any updates thereto contained in subsequent filings with the SEC. If any of these risks actually occur, our common stock, business, results of operations, cash flows, and financial condition could be materially adversely affected, and the value of our securities could decline. The risks and uncertainties we discuss in the documents incorporated by reference in this prospectus are those that we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Stock

Our directors, officers, and current principal stockholders, two of whom are selling stockholders, own a large percentage of our common stock and could limit other stockholders’ influence over corporate decisions.

As of June 3, 2020, our directors, officers, and current stockholders holding more than 5% of our common stock collectively beneficially own, directly or indirectly, in the aggregate, approximately 65% of our outstanding common stock. Mr. Hermanns beneficially owns approximately 44% of our outstanding common stock, and Mr. Jackson beneficially owns approximately 19% of our outstanding common stock. As a result, these stockholders acting alone or together may be capable of controlling most matters requiring stockholder approval, including the election of directors, approval of acquisitions, approval of equity incentive plans, and other significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control. The interests of these stockholders may not always coincide with our corporate interests or the interests of our other stockholders, and they may act in a manner with which some stockholders may not agree or that may not be in the best interests of all stockholders.

Our stock typically trades in low volumes daily which could lead to illiquidity, volatility, or depressed stock price.

Because of a history of low trading volume, our stock may be relatively illiquid and its price may be volatile. Our stock trades on NASDAQ, but typically trades in low daily volumes. For example, the average daily trading volume in our common stock on NASDAQ during the first quarter of 2020 was approximately 7,500 shares per day. This may make it more difficult for our stockholders to resell shares when desired or at attractive prices. Some investors view low-volume stocks as unduly speculative and therefore not appropriate candidates for investment. Also, due to the low volume of shares traded on any trading day, persons buying or selling in relatively small quantities may easily influence prices of our stock.

We currently do not have any analysts covering our stock which could negatively impact both the stock price and trading volume of our stock.

The trading market for our common stock will likely be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not currently have, and may never obtain, research coverage by financial analysts. If no or few analysts commence coverage of us, the trading price of our stock may not increase. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluation of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline. Furthermore, if our operating results fail to meet analysts’ expectations our stock price would likely decline.

Our stock price could be extremely volatile, and, as a result, stockholders may not be able to resell shares at or above their purchase price.

In the 52 weeks ended June 3, 2020, our stock price, as reported by NASDAQ, has ranged from a low of $5.00 to a high of $8.55. In addition, in recent years, the stock market in general has been highly volatile.  The effects of the recent global coronavirus disease (“COVID-19”) outbreak have dramatically exacerbated this volatility. As a result, the market price and trading volume of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including a decrease unrelated to our results of operations or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this report and others such as:

● Variations in our operating performance and the performance of our competitors;

● Actual or anticipated fluctuations in our quarterly or annual operating results;

● Publication of research reports by securities analysts about us, our competitors, or our industry;

● The public’s reaction to our press releases, our other public announcements and our filings with the SEC;

● Our failure, or the failure of our competitors, to meet analysts’ projections or guidance that we or our competitors may give to the market;

● Additions or departures of key personnel;

● Strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, or changes in business strategy;

● The passage of legislation or other regulatory developments affecting us or our industry;

● Speculation in the press or investment community;

● Changes in accounting principles;

● Terrorist acts, acts of war, or periods of widespread civil unrest;

● Natural disasters or calamities (including, without limitation, pandemics or other widespread events);

● Breach or improper handling of data or cybersecurity events; and

● Other factors (including currently unknown factors) which could result in changes in general market and economic conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. If we were to become involved in securities litigation, it could result in substantial costs, divert management’s attention and resources from our business and adversely affect our business.

Because we do not currently pay any cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and do not currently pay any cash dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We are a “smaller reporting company” as defined in the Securities Act, and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a “smaller reporting company” as defined in Section 229.10(f)(1) of the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies including, among other things, reduced financial disclosure requirements including being permitted to provide only two years of audited financial statements and reduced disclosure obligations regarding executive compensation. As a result, our stockholders may not have access to certain information that they may deem important. We could remain a smaller reporting company indefinitely. As a smaller reporting company, investors may deem our stock less attractive and, as a result, there may be less active trading of our common stock, and our stock price may be more volatile.

Risks Related to Our Business and Industry

Fluctuations in general economic conditions, including those caused by COVID-19, have impacted and may continue to significantly impact demand for our services, system-wide sales, and profitability.

The demand for temporary staffing is highly dependent upon the state of the economy and upon the workforce needs of our clients, which creates uncertainty and volatility. National and global economic activity can be slowed by many factors, including the economic impact of COVID-19, fluctuating markets and interest rates and global trade uncertainties. To date, the global pandemic has severly impacted levels of economic activity in the United States and around the world. As economic activity slows, companies tend to reduce their use of temporary workers and reduce their recruitment of new employees, and permanent full-time and part-time workers are generally inclined to work more hours and overtime, resulting in fewer available vacancies and less demand for our services. Significant declines in demand of any region or industry in which we have a major presence may severely reduce the demand for our services and thereby significantly decrease our revenue and profits. Deterioration in economic conditions or the financial or credit markets could also have an adverse impact on our clients’ ability to pay for services we have already provided.

It is difficult for us to forecast future demand for our services due to the inherent uncertainty in forecasting the direction and strength of economic cycles and the project nature of our staffing assignments. The uncertainty can be exacerbated by volatile economic conditions, which may cause clients to reduce or defer projects for which they utilize our services. However, we have experienced a slowdown in system-wide sales and resulting revenue that we attribute to the COVID-19 related economic slowdown. Future or continued negative impact to our business can occur even before any decline in economic activity is seen in the broader economy. When it is difficult for us to accurately forecast future demand, we may not be able to determine the optimal level of personnel and investment necessary to profitably take advantage of growth opportunities.

The coronavirus pandemic is a serious threat to health and economic well-being affecting our franchisees, employees, customers and the overall economy.

On March 11, 2020, the World Health Organization announced that infections of COVID-19 had become pandemic, and on March 13, 2020, the President of the United States announced a National Emergency relating to the disease. Since March 13, state and local authorities have taken dramatic action including, without limitation, ordering the workforce to stay home, banning all non-essential businesses from operating, refusing to issue new building permits, and invalidating current building permits causing work to stop. There has been widespread infection in the United States and abroad, with a resulting catastrophic impact on human lives, including those of our franchisees and employees, and the economy as a whole, including our customers. In addition to the actions described above, national, state, and local authorities have recommended social distancing and imposed quarantine and isolation measures on large portions of the population and additional mandatory business closures. These measures, while intended to protect human life, have had serious adverse impacts on domestic and foreign economies. They have caused our system-wide sales and resulting revenue to decline. The extent and duration of this decline is uncertain. The ultimate and long-term effectiveness of economic stabilization efforts, including government payments to affected citizens and industries, such as the CARES Act and Paycheck Protection Program, is uncertain. Many economists believe that the United States has already entered a recession.

The sweeping nature of the COVID-19 pandemic makes it extremely difficult to predict how our business operations will be affected long term. But the overall economic impact of the pandemic has been highly negative to the general economy. Our operations have been disrupted by customers decreasing the amount of orders they place for temporary employees, safety measures we and our franchisees have put in place to prevent spread of the virus, and in other ways. The COVID-19 outbreak has had a negative impact on our operations, system-wide sales, and revenue as well as those of our franchisees. 13 of our franchised offices have closed or consolidated into other existing offices at least, in part, due to the impact of COVID-19. It is possible that additional offices may be forced to close. Some of our franchisees have experienced economic hardship including loss of customers or business. A small number of franchisees have experieced difficulty in repaying their financing obligations to us. Others may experience economic hardship or even failure. If there were to be a resurgence in the virus and infections in the second half of the year, we may be forced to temporarily or permanently close offices in some jurisdictions. Our customers may choose to voluntarily close their worksites.

Any of the above factors, or other cascading effects of the coronavirus pandemic that are not currently foreseeable, could materially increase our costs, severely negatively impact our revenue, net income, and other results of operations, reduce system-wide sales, cause office closings or cause us to lose franchisees, and impact our liquidity position, possibly significantly. The duration of any such impacts cannot be predicted. We expect COVID-19 will continue to negatively impact customer demand in 2020. While we expect some recovery in some markets in the second half of the year, the impact of COVID-19 on our sales and revenue will likely still be significant. We do not yet know the full extent of the impact of COVID-19 on our business, financial condition and results of operations.

We may be unable to attract sufficient qualified candidates to meet the needs of our clients.

We compete to meet our clients’ needs for workforce solutions and, therefore, we must continually attract qualified candidates to fill positions. Attracting qualified candidates depends on factors such as desirability of the assignment, location, the health of our workforce, and the associated wages and other benefits. We have experienced shortages of qualified candidates and we may experience such shortages in the future due to a number of factors including, without limitation, as a result of the COVID-19 pandemic. Further, if there is a shortage, the cost to employ or recruit these individuals could increase. If we are unable to pass those costs through to our clients, it could materially and adversely affect our business.

We are vulnerable to seasonal fluctuations with lower demand in the fall and winter months.

Royalty fees generated from office sales in markets subject to seasonal fluctuations will be less stable and may be lower than in other markets. Locating offices in highly seasonal markets involves higher risks. Individual franchisee revenue can fluctuate significantly on both a quarter over quarter and year over year basis thereby impacting our royalty and service revenue, depending on the local economic conditions and need for temporary labor services in the local economy. Weather can also have a significant impact on our operations as there is typically lower demand for staffing services during adverse weather conditions in the winter months. To the extent that seasonal fluctuations become more pronounced, our royalty fees could fluctuate materially from period to period.

We are critically dependent on workers’ compensation insurance coverage at commercially reasonable terms, and unexpected changes in claim trends on our workers’ compensation may negatively impact our financial condition.

We employ workers for whom we provide workers’ compensation insurance. Our workers’ compensation insurance policies are renewed annually. The majority of our insurance policies are with Chubb/Ace American. Our insurance carriers require us to collateralize a significant portion of our workers’ compensation obligation. We currently collateralize our policies largely with a letter of credit from Truist Bank. If we no longer had access to that collateral, we could not be certain we would be able to obtain appropriate types or levels of insurance in the future or that adequate replacement policies would be available on acceptable terms. As our business grows or if our financial results deteriorate, the amount of collateral required will likely increase and the timing of providing collateral could be accelerated. Resources to meet these requirements may not be available to us in a timely manner or at all. The loss of our workers’ compensation insurance coverage would prevent us from operating as a staffing services business in the majority of our markets. Further, we cannot be certain that our current and former insurance carriers will be able to pay claims we make under such policies.

We are responsible for a significant portion of expected losses under our workers’ compensation program. Unexpected changes in claim trends, including the severity and frequency of claims, changes in state laws regarding benefit levels and allowable claims, actuarial estimates, or medical cost inflation, could result in costs that are significantly higher. There can be no assurance that we will be able to increase the fees charged to our clients in a timely manner and in a sufficient amount to cover increased costs as a result of any changes in claims-related liabilities.

Our efforts to actively manage the safety of our temporary workers and actively control costs with internal staff and our network of workers’ compensation related service providers may not be sufficient to prevent material increases to our workers’ compensation costs.

We are dependent on a small number of individuals who constitute our current management.

We are highly dependent on the services of our senior management team and other key employees at our corporate headquarters and on our franchisees’ ability to recruit, retain, and motivate key employees. Competition for such employees can be intense, and the inability to attract and retain the additional qualified employees required to expand our activities, or the loss of current key employees including, without limitation, as a result of the COVID-19 pandemic, could adversely affect our and our franchisees’ operating efficiency and financial condition. In addition, our growth strategy may place strains on our management who may become distracted from day-to-day duties.

Our industry is subject to extensive government regulation and the imposition of additional regulations, which could materially harm our future earnings.

Our workforce solutions are subject to extensive government regulation. In particular, we are subject to a significant number of employment laws due to our being a large employer. Additionally, there are state and federal rules regarding disclosure requirements to potential franchisees and regulations regarding our relationship with existing franchisees. The cost to comply, and any inability to comply with government regulation, could have a material adverse effect on our business and financial results. Increases or changes in government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially harm our business.

We offer our qualifying temporary workers government-mandated health insurance in compliance with the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”). We cannot be certain that compliant insurance coverage will remain available to us on reasonable terms, and we could face additional risks arising from future changes to or repeal of the ACA or changed interpretations of our obligations under the ACA.

We may incur employment related claims or other types of claims and costs that could materially harm our business.

We are in the business of employing people in the workplaces of our clients. We incur a risk of liability for claims for personal injury, wage and hour violations, immigration, discrimination, harassment, and other liabilities arising from the actions of our clients and/or temporary workers. Some or all of these claims may give rise to negative publicity, litigation, settlements, or investigations. As a result, we may incur costs, charges or other material adverse impacts on our financial statements.

We maintain insurance with respect to some potential claims and costs with deductibles. We cannot be certain that our insurance will be available, or if available, will be of a sufficient amount or scope to cover claims that may be asserted against us. Should the ultimate judgments or settlements exceed our insurance coverage, they could have a material effect on our business. We cannot be certain we will be able to obtain appropriate types or levels of insurance in the future, that adequate replacement policies will be available on acceptable terms, or at all, or that our insurance providers will be able to pay claims we make under such policies.

We operate in a highly competitive industry and may be unable to retain clients or market share.

Our industry is highly competitive and rapidly innovating. We compete in national, regional and local markets with full-service and specialized temporary staffing companies. Our competitors offer a variety of flexible workforce solutions. Therefore, there is no assurance that we will be able to retain clients or market share in the future, nor can there be any assurance that we will, in light of competitive pressures, be able to remain profitable or maintain our current profit margins.

If we fail successfully to implement our growth strategy, which includes new office development by existing and new franchisees, our ability to increase our revenue and operating profits could be adversely affected.

Portions of our growth strategy rely on new office development by existing and new franchisees. Our franchisees may face many challenges in opening new offices including:

● General economic and business conditions (including those resulting from the effects COVID-19);

● Availability and cost of financing;

● Negotiation of acceptable lease and financing terms;

● Trends in the overall and local economy of the target market; and

● Recruitment, training, and retention of qualified core staff and temporary personnel.

These factors are outside of our control and could hinder our franchisees from opening new offices or expanding existing ones. This could prevent us from successfully implementing our growth strategy.

Changes in our industry could place strains on our management, employees, information systems, and internal controls, which may adversely impact our business.

Changes in the temporary staffing industry and how our customers utilize, order, and pay for temporary staffing services, particularly through new and innovative uses of technology, may place significant demands on our administrative, operational, financial, and other resources or require us to obtain different or additional resources. Any failure to respond to or manage such changes effectively could adversely affect our business. To be successful, we will need to continue to implement management information systems and improve our operating, administrative, financial, and accounting systems and controls in order to adapt quickly to such changes. These changes may be time-consuming and expensive, increase management responsibilities, and divert management attention, and we may not realize a return on our investment in these changes.

The loss of or damage to key relationships, including with Dock Square, may adversely affect the Company’s business.

The Company’s business is dependent on its relationships with clients and collaboration partners. On July 15, 2019, the Company entered into a consulting arrangement with Dock Square HQ, LLC (“Dock Square”), an organization with connections at many of the largest users of temporary staffing in the country. Pursuant to this consulting arrangement, Dock Square introduces prospective customers and expands relationships with existing customers of the Company in return for which it is eligible to receive unregistered shares of the Company’s common stock, subject to certain performance metrics and vesting terms. The loss of or damage to the Company’s consulting arrangement with Dock Square may adversely affect the Company’s business and revenue.

Shifts in attitudes towards contingent workforces could negatively impact our results of operations and financial condition.

Attitudes and beliefs about contingent workforces could change such that our customers no longer desire to utilize our services. If this occurs, it could negatively impact our financial condition and results of operations. Such a shift could also make it challenging or impossible for us to successfully implement our growth strategies.

Difficult political or market conditions, natural disasters, global pandemics, or other unpredictable matters could affect our business in many ways including by reducing the amount of available temporary employees, reducing the amount of customer projects, or harming the overall economy which could materially reduce our revenue, earnings and cash flow and adversely affect our financial condition.

Our business is linked to conditions in the overall economy, such as those impacting the ability of our customers to obtain financing, the availability of temporary employees, changes in laws, and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, and pandemics. In particular, the outbreak of COVID-19 has materially affected our business by decreasing activity in the economy overall, negatively impacting the industries our customers are in, especially hospitality, event staffing, auto auctioneering, and similar industries. While we have encouraged our franchisees to implement specific policies which the CDC has suggested could help decrease the spread of COVID-19, and we have not experienced a significant number of infections among our employees, it is possible that COVID-19 could infect a large number of temporary employees removing them from the available worker pool. To date, we have experienced a decline in system-wide sales and resulting revenue due to decreased economic activity. Our franchisees have closed or consolidated 13 offices at least in part due to the negative impacts of the coronavirus. These factors are unpredictable and outside of our control. They may affect the level and volatility of securities prices and the liquidity and value of investments, including investments in our common stock.

Our credit facility contains operating and financial covenants that may restrict our business and financing activities.

On July 11, 2019, in connection with the Merger, we, along with our subsidiaries, entered into a loan agreement with Truist Bank for a $30 million line of credit with a $15 million sublimit for letters of credit. The loan agreement and other loan documents contain customary events of default and negative covenants, including but not limited to those governing indebtedness, liens, fundamental changes, transactions with affiliates, and sales of assets. The loan agreement also requires us to comply with a fixed charge coverage ratio of at least 1.10:1.00.

The agreements limit, among other things, our ability to:

● Sell, lease, license, or otherwise dispose of assets;

● Undergo a change in control;

● Consolidate and merge with other entities; or

● Create, incur, or assume liens, debt, and other encumbrances.

The operating and other restrictions and covenants in the agreements and in any future financing arrangement that we may enter into, may restrict our ability to finance our operations, engage in certain business activities, or expand or fully pursue our business strategies, or otherwise limit our discretion to manage our business. Our ability to comply with these restrictions and covenants may be affected by events beyond our control, and we may not be able to meet those restrictions and covenants. A breach of any of the restrictions and covenants could result in a default under our agreements which could cause any outstanding indebtedness under the agreements or under any future financing arrangements to become immediately due and payable, and result in the termination of commitments to extend further credit.

The phase-out of the London Interbank Offered Rate (“LIBOR”), or the replacement of LIBOR with a different reference rate, may adversely affect interest rates.

Borrowings under our credit facility bear interest at rates determined using LIBOR as the reference rate. On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it would phase-out LIBOR by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted, and currently it appears highly likely that LIBOR will be discontinued or substantially modified by 2021. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. Furthermore, we may need to renegotiate our revolving credit facility or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such indebtedness.

Risks Related to Our Franchisees and Business Model

Converting our company-owned offices to franchises has multiple risks.

We believe that the franchise model is superior to the company-owned store model. To that end, we converted the remaining company-owned offices to franchises in the third quarter of 2019. However, we will have less control over the day-to-day operations of the offices and the franchisees may operate in a manner that is counter to our interests or introduce risks to our business by departing from our operating norms. Further, franchises are generally regulated at both the federal and the state level, so operating as franchises will introduce additional regulatory risk. In addition, the new franchisees will need to adapt to a new operating model, a new IT system, and new business processes.

Our operating and financial results and growth strategies are closely tied to the success of our franchisees.

With all of our offices being operated by franchisees, we are dependent on the financial success and cooperation of our franchisees. We have limited control over how our franchisees’ businesses are run, and the inability of franchisees to operate successfully could adversely affect our operating and financial results through decreased royalty payments or otherwise. If our franchisees incur too much debt, if their operating expenses increase, or if economic or sales trends deteriorate (including as a result of the global pandemic caused by COVID-19) such that they are unable to operate profitably or repay existing debt, it could result in their financial distress, including insolvency or bankruptcy. To date, a small number of franchisees have had difficulty in servicing the debts they owe to us as a result of the financial impacts of COVID-19. We placed a reserve on the notes receivable from those franchisees in the amount of approximately $360,000. In addition, franchisees have closed or consolidated 13 offices at least in part due to the impact of COVID-19. If a significant franchisee or a significant number of franchisees become financially distressed, our operating and financial results could be impacted through reduced or delayed royalty payments. A franchisee bankruptcy could have a substantial negative impact on our ability to collect payments due under such franchisee’s franchise agreement. Our success also depends on the willingness and ability of our franchisees to be incentivized to deliver excellent customer service, resolve any issues efficiently, and ensure customer retention. In addition, our success depends on the willingness and ability of our franchisees to implement major initiatives, which may include financial investment. Our franchisees may be unable to successfully implement strategies that we believe are necessary for their further growth, which in turn may harm our growth prospects and financial condition.

Our franchisees could take action that could harm our business.

Our franchisees are contractually obligated to operate their offices in accordance with the operations standards set forth in our agreements with them and applicable laws. However, although we attempt to properly train and support all our franchisees, they are independent third parties whom we do not control. The franchisees own, operate, and oversee the daily operations of their offices, and their core office employees are not our employees. While we have the ability to enforce our franchise agreements, many of our franchisees’ actions are outside of our control. Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises at their approved locations, and state franchise laws may limit our ability to terminate or not renew these franchise agreements. Moreover, despite our training, support, and monitoring, franchisees may not successfully operate offices in a manner consistent with our standards and requirements or may not hire and adequately train qualified office personnel. The failure of our franchisees to operate their franchises in accordance with our standards or applicable law, actions taken by their employees or a negative publicity event at one of our franchisees’ offices or involving one of our franchisees could have a material adverse effect on our reputation, our brands, our ability to attract prospective franchisees, and our business, financial condition, or results of operations.

If we fail to identify, recruit, and contract with a sufficient number of qualified franchisees, our ability to open new offices and increase our revenue could be materially adversely affected.

The opening of additional offices and expansion into new markets depends, in part, upon the availability of prospective franchisees who meet our selection criteria. Many of our franchisees open and operate multiple offices, and part of our growth strategy requires us to identify, recruit and contract with new franchisees or rely on our existing franchisees to expand. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new offices, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

Opening new offices in existing markets and aggressive development could cannibalize existing sales and may negatively affect sales at existing offices.

We intend to continue opening new franchised offices in our existing markets as a part of our growth strategy. Expansion in existing markets may be affected by local economic and market conditions. Further, the customer target area of our offices varies by location, depending on a number of factors, including population density, area demographics and geography. As a result, the opening of a new office in or near markets in which our franchisees’ offices already exist could adversely affect the sales of these existing franchised offices. Sales cannibalization between offices may become significant in the future as we continue to expand our operations and could affect sales growth, which could, in turn, materially adversely affect our business, financial condition or results of operations. There can be no assurance that sales cannibalization will not occur or become more significant in the future as we increase our presence in existing markets.

A large number of our franchises are controlled by a small number of individuals.

A significant number of our franchises are controlled or beneficially owned by a small number of individuals. Specifically, the offices we sold and converted to franchises on September 27, 2019 are controlled by a single individual via several affiliated entities. In addition, the franchisees we refer to as the "Worlds Franchisees" share significant common ownership with one another, with us and with two selling stockholders. If either of these ownership groups, or any of our other relatively large ownership groups, were to experience financial difficulty, reduced sales volume, or close, we may experience a negative impact on our results of operations, liquidity, or financial condition.

Our results of operations may be significantly affected by the ability of certain franchisees to repay their loans to us.

Lending money to our franchisees for startup costs and short-term funding is an essential part of our business. While most of our franchisees have historically repaid their loans to us, for various reasons, a small number have not, and there is no guarantee that our franchisees will continue to repay their loans in the future. As a result of the negative impacts of COVID-19, a small number of our franchisees have already had difficulty in repaying their debt to us. To that end, we placed a reserve of approximately $360,000 on the notes receivable from these franchisees. The risk of non-payment is affected, among other things, by:

● The overall condition and results of operations of the particular franchise;

● Changes in economic conditions that impact specific franchisees, our industry, or the overall economy;

● The amount and duration of the loan;

● Credit risks of a particular borrower; and

● In terms of collateral, the value of the franchised business and any individual guarantee we have or have not obtained.

Our franchisees’ ability to repay their loans usually depends upon their successful operation of their business and income stream. Loans we extend to franchisees to finance their purchase of a new branch typically are our largest and riskiest loans; however, given their historical role in driving growth in our overall size and revenue streams, we intend to continue those lending efforts. At March 31, 2020, our loans receivable from franchisees and from the party to whom we sold the California offices, net of an approximately $1.4 million reserve, constituted 19.5% of our assets. We extended for us unprecedented levels of purchase financing loans in 2019 in connection with the Merger and subsequent sales and conversions of company-owned offices to franchises. If our franchisees do not repay these loans, it may negatively impact our overall financial condition and results of operations.

We may have improperly balanced the costs and benefits related to our Franchise Expansion Incentive Program.

Through our Franchise Expansion Incentive Program, we have agreed, under certain circumstances, to provide certain franchisees with credits to their royalty fees, financing assistance, or acquisition funding. If the new offices which are funded in whole or in part by this program fail or underperform, we may suffer financially, and it may have an adverse impact on our results of operations, liquidity, or financial condition.

We may have improperly balanced the costs and benefits related to our Risk Management Incentive Program.

Through our Risk Management Incentive Program, we have agreed, under certain circumstances, to provide certain payments to our franchisees. The program is designed to incentivize our franchisees to achieve certain loss ratio thresholds for workers’ compensation insurance. If more franchisees than anticipated achieved these thresholds, or franchisees significantly exceeded our expectations with respect the workers’ compensation claims history, we may be required to pay more than we have anticipated pursuant to our Risk Management Incentive Program which may negatively impact our results of operations, liquidity, or financial condition.

We may engage in litigation with our franchisees.

Although we believe we generally enjoy a positive working relationship with our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees. While we do not engage in litigation with our franchisees in the ordinary course of business, it is possible that we may experience litigation with some of our franchisees in the future. We may engage in future litigation with franchisees to enforce our contractual indemnification rights if we are brought into a matter involving a third party due to the franchisee’s alleged acts or omissions. In addition, we may be subject to claims by our franchisees relating to our franchise disclosure document, including claims based on financial information contained in our franchise disclosure document. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with franchisees and our ability to attract new franchisees. Any negative outcome of these or any other claims could materially adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brands. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.

Risks Related to the Merger and Our Organizational Structure

We may not realize all of the anticipated benefits of the Merger

The success of the Merger will depend, in large part, on the ability of the combined company to realize the anticipated benefits from combining the businesses of Legacy HQ with Command Center. To realize the anticipated benefits, the combined company must successfully integrate the businesses. This integration has been, and will continue to be, complex and time-consuming.

Potential difficulties we may encounter include, among others:

● Unanticipated issues in integrating logistics, information, communications, and other systems;

● Integrating personnel from the two companies while maintaining focus on providing a consistent, high quality level of service;

● Unanticipated issues resulting from the completion of the transition of our owned-office network to franchised operations owned by multiple franchisees, including first-time business owners;

● Integrating complex systems, technology, networks, and other assets of the two companies in a seamless manner to minimize disruption to customers, employees, service providers, and other constituencies;

● Performance shortfalls as a result of diversion of management’s attention from day-to-day operations matters to integration matters;

● Potential unknown liabilities, liabilities that are significantly larger than anticipated, unforeseen expenses or delays associated with the Merger and the integration process;

● Unanticipated changes in applicable laws and regulations;

● The impact on our internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002, including, without limitation, any problems that arise as a result of integrating the accounting systems of a public and a private company (in this context, refer to “We have identified a material weakness in our internal control over financial reporting which may adversely affect the accuracy and reliability of our financial statements, and our reputation, business and the price of our common stock, as well as lead to a loss of investor confidence in us.” below); and

● Unanticipated complexities associated with managing the larger, combined business.

These factors could contribute to us not fully achieving the anticipated benefits of the Merger, which could adversely affect our results of operations.

If we are a “personal holding company,” we may be required to pay personal holding company taxes, which would have an adverse effect on our cash flows, results of operations, and financial condition.

Under the Code, a corporation that is a “personal holding company” may be required to pay a personal holding company tax in addition to regular income taxes. A corporation generally is considered a personal holding company if (1) at any time during the last half of the taxable year more than 50% of the value of the corporation’s outstanding stock is owned, directly, indirectly, or constructively, by or for five or fewer individuals, the Ownership Test, and (2) at least 60% of the corporation’s “adjusted ordinary gross income” constitutes “personal holding company income", the Income Test. A corporation that is considered a personal holding company is required to pay a personal holding company tax at a rate equal to 20% of such corporation’s undistributed personal holding company income, which is generally taxable income with certain adjustments, including a deduction for U.S. federal income taxes and dividends paid.

We will likely satisfy the Ownership Test for the 2019 tax year. However, we do not expect to satisfy the Income Test in 2019. Accordingly, we do not believe that we will be considered a personal holding company for the 2019 tax year. However, because personal holding company status is determined annually and is based on the nature of the corporation’s income and percentage of the corporation’s outstanding stock that is owned, directly, indirectly, or constructively, by major stockholders, there can be no assurance that we will not be a personal holding company for the 2019 tax year or become a personal holding company in any future taxable year. If we were considered a personal holding company with undistributed personal holding company income in a taxable year, the payment of personal holding company taxes would have an adverse effect on our cash flows, results of operations, and financial condition.

We have identified a material weakness in our internal control over financial reporting which may adversely affect the accuracy and reliability of our financial statements, and our reputation, business and the price of our common stock, as well as lead to a loss of investor confidence in us.

As described under Item 9A. “Controls and Procedures” in our Annual Report on Form 10-K for the year ended December 31, 2019, management has concluded that a material weakness in our internal control over financial reporting existed as of December 31, 2019 and, accordingly, internal control over financial reporting and our disclosure controls and procedures were not effective as of such date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We are taking steps to remediate this material weakness. While we believe these steps will improve the effectiveness of our internal control over financial reporting and remediate the identified deficiency, if our remediation efforts are insufficient to address the material weakness or we identify additional material weaknesses in our internal control over financial reporting in the future, our ability to record, process, summarize and report information required to be disclosed within the time periods specified by the rules and forms of the SEC and to otherwise comply with our reporting obligations under the federal securities laws and our credit agreement will likely be adversely affected. The occurrence of, or failure to remediate, the material weakness and any future material weaknesses in our internal control over financial reporting may adversely affect the accuracy and reliability of our financial statements and have other consequences that could materially and adversely affect our business, including an adverse impact on the market price of our common stock, potential actions or investigations by the SEC or other regulatory authorities, possible defaults under our credit agreement, shareholder lawsuits, a loss of investor confidence and damage to our reputation.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we will incur significant legal, accounting, investor relations and other expenses, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and NASDAQ. We expect these rules and regulations to substantially increase our legal and financial compliance costs over prior years and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect that, as a public company, it will be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain coverage or to accept reduced policy limits and coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Risks Related to Technology and Cybersecurity

Advances in technology may disrupt the labor and recruiting markets.

We expect the increased use of internet-based and mobile technology will attract additional technology-oriented companies and resources to the staffing industry. We face increasing competition from “gig-economy” companies entering the temporary staffing industry by providing apps to connect workers with employers. Such competition could adversely affect our business and results of operations. Our candidates and clients increasingly demand technological innovation to improve the access to and delivery of our services.

Our clients increasingly rely on automation, artificial intelligence and other new technologies to reduce their dependence on labor needs, which may reduce demand for our services and impact our operations. Our franchisees face extensive pressure for lower prices and new service offerings and we must continue to invest in and implement new technology and industry developments to remain relevant to our ultimate clients and candidates. If we are unable to do so, our business and results of operations may decline materially. Furthermore, if our clients are able to increase the effectiveness of their internal staffing and recruitment functions through analytics, automation or otherwise, their need for the services our franchisees offer may decline. New technology and more sophisticated staffing management and recruitment processes may cause clients to outsource less of their staffing management, reducing the demand for our franchisees’ services.

Our information technology systems may need to be updated or replaced.

We occasionally implement, modify, retire and change our systems. These changes to our information technology systems may be disruptive, take longer than desired, be more expensive than anticipated, be distracting to management, or fail, causing our business and results of operations to suffer materially.

The improper disclosure of, or access to, our confidential and/or proprietary information, or a failure to adequately protect this information, could materially harm our business.

Our business requires the use, processing, and storage of confidential information about applicants, candidates, temporary workers, other employees and clients. We occasionally experience cyberattacks, computer viruses, social engineering schemes and other means of unauthorized access to our systems. The security controls over sensitive or confidential information and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. We may fail to implement practices and procedures that comply with increasing privacy regulations. Failure to protect the integrity and security of such confidential and/or proprietary information could expose us to regulatory fines, litigation, contractual liability, damage to our reputation and increased compliance costs.

Our facilities, operations, and information technology systems are vulnerable to damage and interruption.

Our primary computer systems, headquarters, support facilities and operations are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, employee errors, security breaches, natural disasters and catastrophic events. Failure of our systems or damage to our facilities may cause significant interruption to our business, and require significant additional capital and management resources to resolve, causing material harm to our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other documents incorporated herein by reference include, and our officers and other representatives may sometimes make or provide certain estimates and other forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, among others, statements with respect to future revenue, franchise sales, system-wide sales, and the growth thereof; the impact of any global pandemic including COVID-19; operating results; anticipated benefits of the merger with Command Center, or the conversion to the franchise model; intended office openings; expectations of the effect on our financial condition of claims and litigation; strategies for customer retention and growth; strategies for risk management; and all other statements that are not purely historical and that may constitute statements of future expectations. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will,” and similar references to future periods.

While we believe these statements are accurate, forward-looking statements are not historical facts and are inherently uncertain. They are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. We cannot assure you that these expectations will occur, and our actual results may be significantly different. Therefore, you should not place undue reliance on these forward-looking statements. Important factors that may cause actual results to differ materially from those contemplated in any forward-looking statements made by us include the following: the level of demand and financial performance of the temporary staffing industry; the financial performance of our franchisees; changes in customer demand; the extent to which we are successful in gaining new long-term relationships with customers or retaining existing ones, and the level of service failures that could lead customers to use competitors’ services; significant investigative or legal proceedings including, without limitation, those brought about by the existing regulatory environment or changes in the regulations governing the temporary staffing industry and those arising from the action or inaction of our franchisees and temporary employees; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses including, without limitation, successful integration following the merger with Command Center; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods, and earthquakes, or man-made or other disruptions of our operating systems; and the factors discussed in the “Risk Factors” section and elsewhere in this prospectus, in our most recent Annual Report on Form 10-K, and in our Quarterly Reports on Form 10-Q.

Any forward-looking statement made by us in this prospectus and in the documents incorporated herein by reference is based only on information currently available to us and speaks only as of the date on which it is made. The Company disclaims any obligation to update or revise any forward-looking statement, whether written or oral, that may be made from time to time, based on the occurrence of future events, the receipt of new information, or otherwise, except as required by law.

USE OF PROCEEDS

To the extent the selling stockholders choose to sell the shares covered by this prospectus, they would be doing so for their own account. We will not receive any of the proceeds from the resale of these shares.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2020. This table should be read in conjunction with the financial statements and notes to the financial statements and the “Management’s Discussion of Financial Condition and Results of Operations” section of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

Quarter ended March 31, 2020
(unaudited)
Cash	$10,040,828
Capitalization
Debt:	-
Equity:
Preferred stock - $0.001 par value, 1,000,000 shares authorized none issued	-
Common stock - $0.001 par value, 30,000,000 shares authorized; 13,536,742 shares issued and outstanding	13,537
Additional paid-in capital	27,907,344
Retained earnings	4,559,132
Total stockholders’ equity	32,480,013
Total capitalization	32,480,013

NO DILUTION

The common stock covered by this prospectus is common stock that is currently issued and outstanding. Accordingly, there will be no dilution to our existing shareholders should the selling stockholders choose to sell some or all of the shares covered by this prospectus.

CERTAIN BENEFICIAL OWNERS OF OUR COMMON STOCK

The following table sets forth, as of June 3, 2020 certain information with respect to the shares of our common stock beneficially owned by (i) stockholders known to us to own more than 5% of the outstanding shares of our common stock, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group:
Name and address of Beneficial Owner (1)	Title of class	Amount and nature of beneficial ownership (2)	Percent of class
Richard F. Hermanns (3)	Common Stock	5,892,275	43.5%
John McAnnar (4)	Common Stock	32,202	*
Cory Smith (5)	Common Stock	29,375	*
JD Smith (6)	Common Stock	68,998	*
Edward Jackson (7)	Common Stock	2,559,743	18.9%
R. Rimmy Malhotra (8)	Common Stock	166,983	1.2%
Payne Brown (9)	Common Stock	20,989	*
Kathleen Shanahan (10)	Common Stock	21,736	*
Lawrence F. Hagenbuch (11)	Common Stock	33,626	*
Jack Olmstead (12)	Common Stock	-	-
All Officers and Directors as a group	Common Stock	8,825,927	65.2%

* Less than 1%

1. The business address of each NEO and Director is: care of HireQuest, Inc., 111 Springhall Drive, Goose Creek, SC 29445.
2. Based on 13,545,123 shares of common stock outstanding as of June 3, 2020. Beneficial ownership is calculated in accordance with Rule 13d-3 under the Exchange Act, and includes shares held outright, shares held by entities controlled by the persons shown above, and shares issuable upon exercise of options or warrants which are exercisable on or within 60 days of  June 3, 2020.
3. Includes 5,839,427 shares held outright and 52,848 restricted shares which will vest during the period beginning in September 2021 and ending in September 2023. Mr. Hermanns is our CEO and Chairman of our Board of Directors.
4. Includes 6,702 shares held outright and 25,500 restricted shares which will vest during the period beginning in September 2021 and ending in September 2023. Mr. McAnnar is our Corporate Secretary, Vice President, and General Counsel.
5. Includes 1,250 shares held outright, 25,000 restricted shares, and options to purchase 3,125 shares. Mr. Smith's restricted shares will vest during the period beginning in September 2021 and ending in September 2023. Mr. Smith is our CFO.
6. Includes 39,961 shares held outright, 16,954 restricted shares, and options to purchase 12,083 shares. Mr. Smith currently serves on our Board of Directors.
7. Includes 2,542,175 shares held outright and 17,568 restricted shares which will vest during the period beginning in July 2020 and ending in June 2023. Mr. Jackson currently serves on our Board of Directors.
8. Includes 29,686 shares held outright, 18,499 restricted shares, 112,235 shares held indirectly through the Nicoya Fund, and options to purchase 6,563 shares. The shares held by the Nicoya Fund are directly owned by the Nicoya Fund LLC, a Delaware limited liability company. This reporting person is the managing member and a co-owner of Nicoya Capital LLC, which is the managing member and owner of the Nicoya Fund. Mr. Malhotra's restricted shares will vest during the period beginning in November 2021 and ending in June 2023. Mr. Malhotra is currently Vice Chairman of our Board of Directors.
9. Includes 3,205 shares held outright and 17,784 restricted shares which will vest during the period beginning in July 2020 and ending in June 2023. Mr. Brown currently serves on our Board of Directors.
10. Includes 3,752 shares held outright and 17,984 restricted shares which will vest during the period beginning in July 2020 and ending in June 2023. Ms. Shanahan currently serves on our Board of Directors.
11. Includes 15,472 shares held outright and 18,154 restricted shares which will vest during the period beginning in July 2020 and ending in June 2023. Mr. Hagenbuch currently serves on our Board of Directors.
12. Mr. Olmstead is a nominee for election to the Board of Directors.

SELLING STOCKHOLDERS

Selling stockholders, including any non-sale transferees, pledgees, or donees or their successors, may, from time to time, offer and sell any or all of the shares of common stock pursuant to this prospectus or any prospectus supplement. This prospectus covers the resale or other disposition of up to the total number of shares of common stock issued to the selling stockholders in the Merger.

While the selling stockholders have provided us with notice that they wish to have their shares included in the registration covered by this prospectus, we do not know if, when, or in what amounts a selling stockholder may actually offer the shares of common stock for sale. The selling stockholders might not sell any or all of the shares of common stock offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this prospectus, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of common stock, we cannot estimate the number of the shares of common stock that will be held by the selling stockholders after completion of this offering.

We are registering the resale or other disposition of the above-referenced shares (and any shares issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares) to permit each of the selling stockholders, and their pledgees, donees, transferees, or other successors-in-interest that receive their shares after the date of this prospectus, to resell or otherwise dispose of the shares in the manner contemplated under “Plan of Distribution” below.

For purposes of the following table, which sets forth information as of June 3, 2020 with respect to the selling stockholders and the shares of common stock beneficially owned by each selling stockholder, we have assumed that the selling stockholders will offer and sell all of the shares covered by this prospectus, and that after completion of the offering pursuant to this prospectus, none of the shares of common stock covered by this prospectus will be held by the selling stockholders.

Except as otherwise disclosed or referenced in this section with respect to any selling stockholder, none of the selling stockholders currently has, or within the past three years has had, any position, office, or other material relationship with us.

In addition, for purposes of the columns entitled “Shares Beneficially Owned After this Offering” and “Percentage of Shares Beneficially Owned After this Offering,” we have also assumed that:

●
the selling stockholders will not sell any shares of common stock other than those offered by this prospectus; and
●
we will not issue any additional shares of common stock, whether by dividend, stock split, or otherwise, prior to the sale of shares of common stock by the selling stockholders.

The information set forth below is based upon information obtained from the selling stockholders and upon information in our possession regarding the issuance of shares of common stock to the selling stockholders in connection with the Merger.

Name of Selling Stockholder	Shares Beneficially Owned Prior to this Offering(1)	Percentage of Shares Beneficially Owned Prior to this Offering(2)	Shares Offered in this Offering	Shares Beneficially Owned After this Offering	Percentage of Shares Beneficially Owned After this Offering(2)
Richard Hermanns(3)	5,892,275	43.5%	5,705,792	186,483	1.4%
Edward Jackson(4)	2,559,743	18.9%	2,482,321	77,422	*
Paul Kroncke(5)	529,310	3.9%	528,810	500	*
Daniel McAnnar(6)	396,216	2.9%	374,716	21,500	*
Jarrett Lindon(7)	226,945	1.7%	201,945	25,000	*
John Ellis Bush(8)	93,036	*	93,036	-	-
John Ellis Bush, Jr.(8)	62,024	*	62,024	-	-
Amar Bajpai(8)	93,036	*	93,036	-	-
Ross Rodrigues(8)	93,036	*	93,036	-	-
David Savett(8)	93,036	*	93,036	-	-
John L. Oliver III(8)	92,101	*	92,101	-	-
Rachel H. Oliver	935	*	935	-	-
George Huber(8)	79,309	*	79,309	-	-
Anthony Zirille(8)	9,075	*	9,075	-	-
Dan Michael(8)	4,652	*	4,652	-	-
Stephen M. Lessing(8)	25,844	*	25,844	-	-
Total	10,250,573	75.7%	9,939,668	283,405	2.1%

* Less than 1%

1. For purposes of determining the amount of securities beneficially owned, share amounts include all shares of voting stock owned outright plus all shares of voting stock issuable upon the exercise of options or warrants exercisable as of June 3, 2020 or within 60 days thereof in accordance with Rule 13d-3 under the Exchange Act. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.
2. Based on 13,545,123 shares of outstanding common stock as of June 3, 2020.
3. Includes 5,839,427 shares held outright and 52,848 restricted shares which will vest during the period beginning in September 2021 and ending in September 2023. Mr. Hermanns has served as Chairman of the Board, President, and Chief Executive Officer of the Company since July 2019. He previously served as Chief Executive Officer and Secretary of Legacy HQ.
4. Includes 2,542,175 shares held outright and 17,568 restricted shares which will vest during the period beginning in May 2020 and ending in June 2023. Mr. Jackson has served on the Board of the Company since July 2019. He was previously a member of and consultant to Legacy HQ.
5. Mr. Kroncke was previously a member of Legacy HQ.
6. Includes 386,216 shares held outright and 10,000 restricted shares which will vest during the period beginning in September 2021 and ending in September 2023. Mr. McAnnar served the Company in a consulting capacity from July 2019 until his retirement December 31, 2019. He was previously President and a member of Legacy HQ.
7. Includes 201,945 shares held outright and 25,000 restricted shares which will vest during the period beginning in September 2021 and ending in September 2023. Mr. Lindon has served as Director of National Accounts for the Company since July 2019. He was previously Vice President and a member of Legacy HQ.
8. Denotes a member or officer of Dock Square Capital, LLC.

Relationships between the Company and Certain Selling Stockholders

Transactions occurring prior to July 15, 2019 occurred when Hire Quest Holdings, LLC was a private company.

The Worlds Franchisees
Mr. Jackson, Mr. Kroncke, Mr. McAnnar, Mr. Lindon, Dock Square, HQ, LLC, and immediate family members of Mr. Hermanns have ownership interests in certain of our franchisees (the “Worlds Franchisees”). In many instances, these selling stockholders collectively have majority ownership in the Worlds Franchisees. There were 20 Worlds Franchisees at March 31, 2020 that operated 48 of our 135 offices. There were 20 Worlds Franchisees at December 31, 2019 that operated 57 of our 147 offices. There were 23 Worlds Franchisees that operated 50 of Hire Quest LLC’s 97 offices at December 31, 2018. At December 31, 2017, the Worlds Franchisees operated 39 of Hire Quest LLC's 79 offices.

Royalty fees which the Worlds Franchisees paid the Company for the relevant periods are set forth below:
	Year ended			Quarter ended
	December 31, 2019	December 31, 2018	December 31, 2017	March 31, 2020	March 31, 2019
Franchisee royalty fees paid to the Company	$6,964,690	$5,900,637	$5,254,403	$1,373,876	$1,633,782

On July 15, 2019, in connection with the Merger, the Company closed on the sale of assets of several offices to a number of Worlds Franchisees (the “Worlds Buyers”) for an aggregate purchase price of $2.2 million.

Contemporaneously with the sale of these assets, the Company entered into an agreement with Hire Quest Financial, LLC ("HQF"), an entity which Mr. Hermanns, Mr. Jackson, Mr. Kroncke, Mr. McAnnar, and Mr. Lindon collectively own (discussed immediately below), whereby the promissory notes issued by the Worlds Buyers to the Company in the aggregate principal amount of approximately $2.2 million were transferred to HQF in exchange for accounts receivable of an equal value. Accordingly, the Company received the full payment price for the office assets upon the closing of the Merger on July 15, 2019, and the Worlds Buyers have no outstanding obligation to the Company with respect to those assets.

Hire Quest Financial LLC
Mr. Hermanns, Mr. Jackson, Mr. Kroncke, Mr. McAnnar, and Mr. Lindon collectively own HQF. In addition to the transaction described immediately above, the following transactions occurred prior to the Merger.

Prior to March 20, 2018, HQF provided Hire Quest, LLC finance and insurance related services and a line of credit. HQF charged a management fee, including interest charged on the line of credit, of 2% of the sales of Hire Quest, LLC’s franchisee-owned and company-owned offices, also known as system-wide sales. Hire Quest, LLC terminated this arrangement in March 2018. The total fee paid in 2018 and 2017, respectively, was approximately $249,000 and $3.4 million.

During the year ended December 31, 2018, Hire Quest, LLC transferred approximately $1.8 million of accounts and notes receivable due from franchisees to HQF, as well as approximately $600,000 of investments and property and equipment. On July 14, 2019, in connection with the Merger, Hire Quest, LLC conveyed approximately $2.2 million of accounts receivable to HQF. These transfers were used to pay down intercompany debt obligations.

The intercompany debt was entirely extinguished prior to the Merger. Currently, there is no intercompany debt. At December 31, 2019, December 31, 2018, and December 31, 2017 the Company owed HQF $-0-, approximately $6.7 million, and approximately $4.7 million respectively. The Company currently has no business dealings with HQF and is not indebted to HQF.

Hirequest Insurance Company
Mr. Hermanns, his adult daughter, a trust established for the benefit of his children, Mr. Jackson, Mr. Kroncke, Mr. McAnnar, and Mr. Lindon collectively own Hirequest Insurance Company (“HQ Ins.”), a North Carolina protected cell captive insurance company. Effective March 1, 2010, Hire Quest, LLC purchased a deductible reimbursement insurance policy from HQ Ins. to cover losses up to the $500,000 per claim deductible on the Hire Quest, LLC high-deductible workers’ compensation policy originally obtained through AIG and, later, through ACE American Insurance Company. Hire Quest, LLC terminated its policy with HQ Ins. on July 15, 2019 upon the closing of the Merger.

Premiums paid by Hire Quest, LLC to HQ Ins. for workers’ compensation insurance during the years ended December 31, 2019, 2018, and 2017 are approximately $3.6 million, $5.5 million, and $6.9 million respectively. HQI has no current business dealings with the Company.

Insurance Technologies, Inc.
Mr. Hermanns, Mr. Jackson, and trusts they set up for the benefit of their children collectively are the majority owners of Insurance Technologies, Inc. (“Insurance Technologies”), an IT development and security firm. On October 24, 2019, the Company entered into an agreement with Insurance Technologies to add certain cybersecurity protections to our existing information technology systems and to assist in developing future information technology systems within our HQ Webconnect software. Insurance Technologies invoiced the Company $60,000 in 2019 and has invoiced the Company approximately $50,000 in 2020 pursuant to this agreement.

Jackson Insurance Agency and Bass Underwriters
Mr. Jackson owns a majority of Jackson Insurance Agency (“Jackson Insurance”). Mr. Jackson, Mr. Hermanns, and trusts they set up for the benefit of their children collectively own a majority of Bass Underwriters, a large managing general agent ("Bass"). Jackson Insurance and Bass brokered Hire Quest LLC’s property, casualty, general liability, and cybersecurity insurance prior to the Merger. Since July 15, 2019, they have brokered these same policies for the Company. Jackson Insurance, but not Bass, also brokers certain insurance policies on behalf of some of our franchisees, including the Worlds Franchisees.

Premiums, taxes, and fees paid to Jackson Insurance and Bass for the Company's 2020 polices were approximately $561,000 to date, during 2019 were approximately $613,000, during 2018 were approximately $212,000, and during 2017 were approximately $146,000. Jackson Insurance and Bass do not retain the majority of the premiums but they do retain a commission of approximately 9% - 15% of premiums depending on the market. Commissions retained by Jackson Insect to the premiums for 2020, 2019, and 2018 policies were $68,000, $54,000, and $20,000 respectively. Commissions retained by Bass were approximately $5,000, $21,000, and $6,000 respectively.

Dock Square HQ, LLC
Dock Square HQ, LLC (“Dock Square”), an affiliate of Dock Square Capital, LLC, was a strategic partner of, and 6.5% investor in, Hire Quest, LLC, then a 93.5% subsidiary of Hire Quest Holdings, LLC. Prior to the effective time of the Merger, (a) Dock Square distributed to its direct or indirect members all of its rights, title and interest in and to its membership interest in Hire Quest, LLC, and (b) each such member contributed to Hire Quest Holdings, LLC all of its respective rights, title and interest in and to its membership interest in Hire Quest, LLC as a capital contribution in exchange for, in the aggregate, a 6.5% membership interest in Hire Quest Holdings, LLC.  This membership interest in Hire Quest Holdings, LLC was subsequently exchanged for shares of the Company’s common stock in the Merger. Those shares are being offered for resale pursuant to this prospectus.

As contemplated by the Merger Agreement, on July 15, 2019, the Company entered into a consulting arrangement with Dock Square. Pursuant to this consulting arrangement, Dock Square introduces prospective customers and expands relationships with existing customers of the Company in return for which it is eligible to receive unregistered shares of the Company’s common stock, subject to certain performance metrics and vesting terms. The grant of any such shares by the Company would be based on the Company’s gross revenue generated from the services of Dock Square as measured over a 12 month period. Upon the grant of any such shares, 50% of such granted shares would vest immediately, and the remaining 50% of such granted shares would be subject to a vesting requirement linked to the Company’s gross revenue generated from the services of Dock Square measured over a 3 year period. We refer to any such shares as the “Performance Shares.” We anticipate the maximum aggregate number of Performance Shares issuable under the consulting arrangement would not exceed approximately 1.6 million shares. Dock Square would receive any declared and paid dividends on issued Performance Shares, including the unvested portion of such shares during the 3-year vesting measurement period, and the issued but unvested Performance Shares would vest on a change of control of the Company. In addition, Dock Square received piggy-back registration rights with respect to its Performance Shares issued and vested at the time of such registration. As of the date of this prospectus, no Performance Shares have been granted under the consulting agreement as the required metrics have not been met.

PLAN OF DISTRIBUTION

The shares of common stock may be sold, from time to time, to purchasers directly by the selling stockholders and through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares of common stock. In addition, the underwriters, brokers, dealers or agents or the selling stockholders may agree to pay fees or commissions to finders. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker, dealer or agent regarding the sale of the shares of common stock by the selling stockholders. We do not know when or whether any selling stockholders will sell any or all of the shares of common stock pursuant to this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale. In addition, any shares of common stock covered by this prospectus that qualify for sale under Rule 144 of the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

The shares of common stock may be sold in one or more transactions at:

●
fixed prices;
●
prevailing market prices at the time of sale;
●
prices related to the prevailing market prices;
●
varying prices determined at the time of sale; or
●
negotiated prices.

The sales may be effected:

●
in ordinary brokers’ transactions in which the broker-dealer may act as principal or agent and in transactions in which the broker solicits purchasers;
●
in transactions on any national securities exchange, or any quotation service, on which the shares of common stock may be listed or quoted at the time of sale;
●
in transactions in the over-the-counter market;
●
in transactions otherwise than through market makers or an established trading market, including direct sales to purchasers or sales effected through agents;
●
in privately negotiated transactions;
●
in transactions through the writing and exercise of options, whether the options are listed on an options exchange or otherwise;
●
in transactions through the settlement of short sales;
●
in any combination of the foregoing transactions; or
●
in any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock covered by this prospectus and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus or, to the extent required by law, under an amendment to the registration statement of which this prospectus forms a part or supplement to this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances. In each of these cases, the transferees, pledgees, donees, or other successors in interest will become the selling stockholders for purposes of this prospectus. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will become the selling stockholders in this prospectus.

In addition, the selling stockholders may enter into derivative transactions with third parties. If indicated in a prospectus supplement, then, in connection with those derivatives, third parties may sell the shares of common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of common stock pledged by a selling stockholder or borrowed from a selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use shares of common stock received from a selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified as an underwriter in a prospectus supplement.

Some or all of the shares of common stock covered by this prospectus may be sold to or through an agent, broker-dealer or underwriter. Any shares sold in that manner may be acquired by the agent, broker-dealer or underwriter for its own account and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters’, brokers’, dealers’ or agents’ obligations may be to sell the shares on a “best efforts” basis, on a “minimum-maximum” basis, or on such other terms as the stockholder and the underwriter, broker, dealer or agent may negotiate. The shares of common stock may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times. Some of the agents, broker-dealers or underwriters and their associates may be customers of, engage in transactions with and perform services for us or the selling stockholders in the ordinary course of business.

The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them will be the purchase price of the shares of common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents, from time to time, to reject, in whole or in part, any proposed purchase of the shares of common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the shares of common stock offered by this prospectus. We have agreed to pay the expenses in connection with this offering which we estimate to be $35,435.

To comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” under the securities laws. As a result, any profits on the sale of the shares of common stock by selling stockholders and any discounts, commissions or concessions received by any such broker, dealer or agent might be deemed to be underwriting discounts or commissions under the securities laws. If the selling stockholders were to be deemed underwriters, the selling stockholders may be subject to certain requirements (including prospectus delivery requirements) and liabilities including, but not limited to, those under the securities laws. If the shares of common stock are sold through underwriters, brokers or dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent commissions.

We have informed the selling stockholders that they and other persons participating in any distribution will be subject to the securities laws and rules, including Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other persons. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making or stabilization activities with respect to the particular shares of common stock being distributed during a period beginning up to five business days prior to the commencement of the distribution and ending upon completion of such person’s participation in such distribution. This restriction may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making or stabilizing activities with respect to the shares of common stock.

At the time a particular offering of the shares of common stock is made, and to the extent required, the specific shares of common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need for delivery of copies of this prospectus to purchasers at or before the time of any sale of shares of common stock.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Introduction

The following is a summary of information concerning the capital stock of the Company. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to the Company’s Certificate of Incorporation and Bylaws. The Company’s Certificate of Incorporation and Bylaws include more details regarding the provisions described below and other provisions. The Company has filed copies of those documents with the SEC.

Authorized Capital Stock

The Company’s authorized capital stock consists of 30,000,000 shares of common stock, par value $0.001 per share (“common stock”), and 1,000,000 shares of preferred stock, par value $0.001 per share (“preferred stock”). The stock being registered by the registration statement, of which this prospectus forms a part, consists of 9,939,668 shares of common stock issued to the owners of Hire Quest as and for consideration in the Merger that closed on July 15, 2019.

Common Stock

Dividends. Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) at its discretion out of funds legally available for that purpose, subject to the preferential rights of any outstanding shares of preferred stock. The timing, declaration, amount and payment of future dividends depends on the Company’s financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that the Board deems relevant. The Company’s Board makes all decisions regarding its payment of dividends from time-to-time in accordance with applicable law.

Voting Rights. The holders of the Company’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. With certain exceptions, a majority of the votes cast at a stockholder meeting at which a quorum is present must approve all stockholder matters. Except with respect to vacancies or new directorships, the Company’s Bylaws provide that directors are elected by a plurality of the votes cast on the election of directors at a stockholder meeting at which a quorum is present. The holders of the Company’s common stock do not have cumulative voting rights for the election of directors or for any other purpose.

Other Rights. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon the Company’s dissolution, the holders of common stock will be entitled to share ratably in its assets legally available for distribution to the Company’s stockholders. The holders of the common stock do not have preemptive rights or preferential rights to subscribe for shares of the Company’s capital stock.

Fully Paid. The issued and outstanding shares of common stock are fully paid and non-assessable. Any additional shares of common stock that may be issued in the future will also be fully paid and non-assessable.

Undesignated Preferred Stock

The Company currently has no outstanding shares of preferred stock, and the Board has no present intention to issue any shares of preferred stock. The Company is authorized to issue up to 1,000,000 shares of preferred stock in one or more class or series. The Board, without further action by the holders of the common stock, may issue shares of preferred stock. The Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of any preferred stock issued, including, without limitation, redemption rights, dividend rights, sinking fund provisions, liquidation preferences, and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting each class or series and the voting powers for each class or series.

Anti-Takeover Provisions of the Company’s Certificate of Incorporation and Bylaws and Delaware Law

The Company’s Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of it and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company’s Board rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Filling Vacancies. Any vacancy on the Board, however occurring, including a vacancy resulting from an increase in the size of the Board, may be filled by the affirmative vote of a majority of the Board’s directors then in office, even if less than a quorum. The treatment of vacancies may have the effect of making it more difficult for stockholders to change the composition of the Board.

Advance Notice Requirements. The Company’s Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of the Company’s stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Company’s secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company’s principal executive offices not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting. The Company’s Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Choice of Forum. The Company’s Bylaws provide that, unless consent is given in writing to an alternative forum, the Court of Chancery of the State of Delaware (or, if that court does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of a breach of a fiduciary duty owed by any of the Company’s directors, officers and employees to the Company or its stockholders, (iii) any action asserting a claim pursuant to any provision of the Delaware General Corporation Law, the Company’s Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Although the Company believes this provision is beneficial by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers.

Section 203 of the Delaware General Corporation Law. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

● before the stockholder became interested, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
● upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
● at or after the time the stockholder became interested, the business combination was approved by the Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

● any merger or consolidation involving the Company and the interested stockholder;
● any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the Company’s our assets;
● subject to exceptions, any transaction that results in the issuance or transfer by the Company of any of its stock to the interested stockholder;
● subject to exceptions, any transaction involving the Company that has the effect of increasing the proportionate share of the stock of any of the Company’s class or series beneficially owned by the interested stockholder; and
● the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the Company and any entity or person affiliated with or controlling or controlled by the entity or person.

Undesignated Preferred Stock. The Company’s Certificate of Incorporation provides for 1,000,000 authorized shares of Preferred Stock. The existence of authorized but unissued shares of preferred stock may enable the Board to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal is not in the best interests of the Company’s stockholders, the Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Company’s Certificate of Incorporation grants the Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of the Company.

Transfer Agent

Our transfer agent is Continental Stock Transfer & Trust Company located at 17 Battery Street, 8th Floor, New York, New York, 10004.

Listing

Our common stock is listed on The NASDAQ Stock Market under the symbol “HQI”.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Hill, Ward & Henderson, P.A., Tampa, Florida.

EXPERTS

Plante & Moran, PLLC, an independent registered public accounting firm, has audited our financial statements as of and for the years ended December 31, 2019 and December 31, 2018, included in our Annual Report on Form 10-K for the year ended December 31, 2019, as set forth in its report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Plante & Moran, PLLC’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being registered by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to or incorporated by reference in the registration statement for copies of the actual contract or document.

Because we are subject to the information and reporting requirements of the Exchange Act, we file periodic reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Invest in HireQuest” at www.hirequest.com. You may review a copy of the registration statement by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We “incorporate by reference” certain information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and relying on the Fixing America’s Surface Transportation Act, or the FAST Act, as a smaller reporting company, subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference or in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document incorporated by reference modifies or supersedes that original statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, including documents we may file with the SEC after the date of the initial registration statement and prior to effectiveness of the registration statement. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K. This prospectus and any amendments or supplements thereto incorporate by reference the documents set forth below that have previously been filed with the SEC:

● Our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 30, 2020;
● Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 filed with the SEC on May 11, 2020;
● Our Current Reports on Form 8-K filed with the SEC on January 21, 2020 and April 7, 2020; and
● Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document. Any stockholder, including any beneficial owner, may request a free copy of any or all of the reports or documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

HireQuest, Inc.
111 Springhall Drive
Goose Creek, SC 29445
Attn: John D. McAnnar, Corporate Secretary
(843) 723-7400

We also maintain a website at www.hirequest.com where incorporated reports or other documents filed with the SEC may be accessed. We have not incorporated by reference into this prospectus the information contained in, or that can be accessed through, our website, and you should not consider it to be part of this prospectus. For other ways to obtain a copy of these filings, please refer to “Where You Can Find More Information” above.

PRELIMINARY PROSPECTUS

9,939,668 Shares

HireQuest, Inc.

Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth all estimated costs and expenses, other than underwriting discounts, commissions and expense allowances, payable by the issuer in connection with the maximum offering for the securities included in this registration statement:

Expenses	Amount
SEC Registration Fee	$7,935
Legal Fees*	15,000
Accounting and Audit Fees*	10,000
Electronic Filing and Printing*	1,500
Transfer Agent*	1,000
Total*	$35,435

  *Amounts are estimates.

None of the above expenses of issuance and distribution will be borne by the selling stockholders. The selling stockholders, however, will pay any other expenses incurred in selling their common stock, including any brokerage commissions or costs of sale. Our Company does not expect to pay any underwriting discounts, commissions, or expense allowances.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the General Corporation Law of the State of Delaware (“DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our bylaws state that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The registrant’s certificate of incorporation provides that it shall indemnify, to the fullest extent permitted by applicable law, any of its directors or officers who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The registrant shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors. The registrant shall have the power to indemnify, to the extent permitted by applicable law, any employee or agent of the registrant who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Article 8 of the registrant’s bylaws provides that it will indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the registrant, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

In addition to the above, the registrant has entered into indemnification agreements with each of its directors and officers. These indemnification agreements provide the registrant’s directors and officers with the same indemnification and advancement of expenses as described above, and provide that its directors and officers will be indemnified to the fullest extent authorized by any future Delaware law that expands the permissible scope of indemnification. The registrant also has directors’ and officers’ liability insurance, which provides coverage against certain liabilities that may be incurred by the registrant’s directors and officers in their capacities as directors and officers of the registrant.

Disclosure of SEC Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

On July 15, 2019, Command Center, Inc. ("Command Center") completed its acquisition of Hire Quest Holdings, LLC, a Florida limited liability company (“Hire Quest”), in accordance with the terms of the Agreement and Plan of Merger dated April 8, 2019 (the “Merger Agreement”) among Command Center, CCNI One, Inc., a wholly-owned subsidiary of Command Center (“Merger Sub 1”), Command Florida, LLC, a wholly-owned subsidiary of Command Center (“Merger Sub 2”), Hire Quest, and solely for purposes of Sections 5.20(c), 5.20(e) and 5.23 of the Merger Agreement, Richard Hermanns as the representative of the members. In accordance with the Merger Agreement, (i) Merger Sub 1 was merged with and into Hire Quest (the “First Merger”), with Hire Quest being the surviving entity (the “First Surviving Company”), and (ii) immediately following the First Merger, the First Surviving Company was merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Merger”), with Merger Sub 2 being the surviving entity (the “Surviving Company”).

Upon the closing of the Merger, all of the ownership interests in Hire Quest were converted into the right to receive an aggregate number of shares representing 68% of the shares of the Command Center’s common stock outstanding immediately after the effective time of the Merger. The 9,939,668 being registered by this Registration Statement were issued to the selling stockholders as and for consideration for the Merger. Command Center subsequently was renamed HireQuest, Inc.

The issuances of the securities in the transaction described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506 thereunder. The securities were issued directly by us and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

This transaction did not involve any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)    Exhibits

The exhibit index attached hereto is incorporated herein by reference.

    (b) Financial Statement Schedules

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto which have been incorporated by reference into this document.

ITEM 17.    UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(A), (1)(B) and (1)(C) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated April 8, 2019, by and among Command Center, Inc., CCNI One, Inc., Command Florida, LLC, Hire Quest Holdings, LLC and Richard Hermanns as Member Representative. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on April 9, 2019).

2.2	Plan of Conversion, dated September 9, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 9, 2019).
3.1
Certificate of Conversion, as filed with the Secretary of State of the State of Delaware on September 9, 2019 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 9, 2019).

3.2
Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on September 9, 2019 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 9, 2019).

3.3
Cover Sheet for Conversion of Business Entity and Articles of Conversion, as filed with the Secretary of State of Washington on September 11, 2019 (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K, filed with the SEC on September 9, 2019) .

3.4	Bylaws, effective September 11, 2019 (incorporated by reference to Exhibit 3.4 to the Company’s Current Report on Form 8-K, filed with the SEC on September 9, 2019).
4.1	Form of Common Stock Share Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 20, 2020).
5.1	Opinion of Hill, Ward & Henderson, P.A.
10.1 +
Executive Employment Agreement, dated as of June 5, 2019, between Command Center, Inc. and Cory Smith (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on June 10, 2019).

10.2 +
Employment Agreement among HQ LTS Corporation, the Company, and Richard Hermanns (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on September 26, 2019).

10.3 +
Employment Agreement among HQ LTS Corporation, the Company, and John D. McAnnar (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on September 26, 2019).

10.4
Loan Agreement, dated as of July 11, 2019, by and among Branch Banking and Trust Company, Command Center, Inc., Command Florida, LLC, Hire Quest, L.L.C., HQ LTS Corporation, HQ Real Property Corporation, HQ Insurance Corporation, HQ Financial Corporation and HQ Franchising Corporation (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 17, 2019).

10.5 +	Form of Indemnification Agreement (Directors and Officers) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 9, 2019).
10.6 +	2019 HireQuest, Inc. Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on September 26, 2019).
10.7 +	Addendum to Employment Agreement between the Company and Cory Smith (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on September 26, 2019).
10.8
Consulting Agreement, dated as of July 15, 2019, by and between Command Center, Inc. and Dock Square HQ, LLC (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2019).

10.9 +	2016 Stock Incentive Plan (incorporated by reference to Appendix B included in the Company's Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 11, 2016).
10.10	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2019).
10.11	Form of Asset Purchase Agreement (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2019).
21.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 30, 2020).
23.1	Consent of Hill Ward Henderson, P.A. (included in Exhibit 5.1).
23.2	Consent of Plante & Moran, PLLC
24.1	Power of Attorney (Incorporated by reference to the signature page to original Form S-1 filed with the SEC on June 5, 2020).

+ Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Goose Creek, South Carolina on the 12th day of June, 2020.

HIREQUEST, INC.

/s/ Richard F. Hermanns	Richard F. Hermanns
Signature	Printed Name
President, Chief Executive Officer, Chairman
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 12th day of June, 2020.

/s/ Richard F. Hermanns	Richard F. Hermanns
Signature	Printed Name
President, Chief Executive Officer, Chairman
(Principal Executive Officer)

*	Cory Smith
Signature	Printed Name
Treasurer, Chief Financial Officer
(Principal Financial and Accounting Officer)

*	JD Smith
Signature	Printed Name
Director

*	R. Rimmy Malhotra
Signature	Printed Name
Director

*	Kathleen Shanahan
Signature	Printed Name
Director

*	Payne Brown
Signature	Printed Name
Director

*	Lawrence Hagenbuch
Signature	Printed Name
Director

*	Edward Jackson
Signature	Printed Name
Director

* Pursuant to power of attorney By /s/ Richard F. Hermanns	Richard F. Hermanns
Signature	Printed Name
Attorney-in-Fact